Exhibit 4.6

THIS INDEMNITY AGREEMENT (this “Agreement”) is made on June 30, 2025.

Between:

(1)	JVSPAC Acquisition Corp., a company incorporated under the laws of the British Virgin Islands with registered office at Ritter House, Wickhams Cay II, P.O. Box 3170, Road Town, Tortola VG1110, British Virgin Islands (the “Company”);

(2)	Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “PubCo”, and together with the Company, the “Indemnifying Parties”); and

(3)	[●] (“Indemnitee”).

WHEREAS, pursuant to that certain Merger Agreement, dated as of April 8, 2024 (as amended on September 3, 2024, and as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among (i) the Company, (ii) PubCo, (iii) Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), (iv) Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“Hotel of Asia” and together with Hotel101 Global, the “Target Parties”), (v) DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc. (“DoubleDragon”); (vi) DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon (“DDPC”), (vii) Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide”, and together with DDPC and DoubleDragon, the “Principal Shareholders”), (viii) HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of PubCo (“Merger Sub 1”), and (ix) HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of PubCo (“Merger Sub 2”), Indemnitee shall be indemnified by the Indemnifying Parties.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set forth, and other good and valuable consideration, the Indemnifying Parties and Indemnitee do hereby agree as follows:

TERMS AND CONDITIONS

1.	SERVICES TO THE INDEMNIFYING PARTIES

This Agreement, and the Indemnifying Parties’ indemnity obligations to the Indemnitee, shall continue in full force and effect, even after Indemnitee has ceased to serve as a director, officer, advisor, key employee or in any other capacity of the Company, by reason of the fact that the Indemnitee is or was a director, officer or employee of the Company, or is or was serving at the request of the Company, to the fullest extent permitted by applicable law. This Agreement, however, shall not impose any obligation on Indemnitee or the Indemnifying Parties to continue Indemnitee’s service to the Company beyond any period otherwise required by law or by other agreements or commitments of the parties, if any.

2.	DEFINITIONS

As used in this Agreement:

2.1	References to “agent” shall mean any person who is or was a director, officer or employee of the Company or other person authorized by the Company to act for or to represent the interests of the Company.

2.2	A “Change in Control” shall mean a change in control of the Indemnifying Parties of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar or successor schedule or form) promulgated under the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Act”), whether or not the Indemnifying Parties is then subject to such reporting requirement; provided, however, that, without limitation, such a Change in Control shall be deemed to have occurred (irrespective of the applicability of the initial clause of this definition) if any “person” (as such term is used in Sections 13(d) and 14(d) of the Act, but excluding any trustee or other fiduciary holding securities pursuant to an employee benefit or welfare plan or employee share plan of the Indemnifying Parties or any subsidiary or affiliate of the Indemnifying Parties, or any entity organized, appointed, established or holding securities of the Indemnifying Parties with voting power for or pursuant to the terms of any such plan) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Indemnifying Parties representing the combined voting power of the Indemnifying Parties more than those held by DoubleDragon.

2.3	“Corporate Status” describes the status of a person who is or was a director, officer, trustee, general partner, manager, managing member, fiduciary, employee or agent of the Company.

2.4	“British Virgin Islands Court” shall mean the Courts of the British Virgin Islands.

2.5	“D&O Tail Insurance” shall have the meaning given to such term in the Merger Agreement.

2.6	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

2.7	“Expenses” shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including, without limitation, all reasonable attorneys’ fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, fax transmission charges, secretarial services and all other disbursements, obligations or expenses properly incurred and documented in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in, a Proceeding (as defined below), including reasonable compensation for time spent by Indemnitee for which he or she is not otherwise compensated by the Indemnifying Parties or any third party. Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding (as defined below), including without limitation the principal, premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent. Expenses shall include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

2.8	The term “Proceeding” shall include any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, (including, without limitation, an appeal therefrom), formal or informal, whether brought in the right of the Indemnifying Parties or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative, or investigative or related nature, and whether by, in or involving a court or an administrative, other governmental or private entity or body (including, without limitation, an investigation by the Indemnifying Parties or their respective board of directors), in which Indemnitee was, is, will or might be involved as a party or otherwise by reason of:

(a)	the fact that Indemnitee is or was a director, officer or employee of the Company, by reason of any action (or failure to act) taken by him or of any action (or failure to act) on his part while acting as a director, officer or employee of the Company;

(b)	any actual or alleged act or omission or neglect or breach of duty, including, without limitation, any actual or alleged error or misstatement or misleading statement, which Indemnitee commits or suffers while acting in his/her capacity as a director, officer or employee of the Company, as the case may be; or

(c)	Indemnitee attempting to establish or establishing a right to indemnification or advancement of expenses pursuant to this Agreement, applicable law or otherwise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under this Agreement.

3.	CONDITIONS PRECEDENT

The provisions contained in this Agreement are conditional on all the conditions to closing under the Merger Agreement being fulfilled or waived, failing which this Deed shall become null and void and cease to have any effect whatsoever.

4.	INDEMNITY IN THIRD-PARTY PROCEEDINGS

To the fullest extent permitted by applicable law, the Indemnifying Parties shall, jointly and severally, indemnify, hold harmless and exonerate Indemnitee in accordance with the provisions of this Section 4 if Indemnitee was, is, or is threatened in writing to be made, a party to or a participant (as a witness, deponent or otherwise) in any Proceeding, other than a Proceeding by or in the right of the Company to procure a judgment in its favor by reason of Indemnitee’s Corporate Status. Pursuant to this Section 4, Indemnitee shall be indemnified, held harmless and exonerated against the Expenses, judgments, liabilities, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred by Indemnitee or on his behalf in connection with such Proceeding or any claim, issue or matter therein, unless it is established by final adjudication of a court that Indemnitee did not act (a) in good faith, (b) in a manner he reasonably believed not to be against the interests of the Company, (c) without gross negligence or (d) in the case of a criminal Proceeding, had no reasonable cause to believe that his conduct was unlawful.

5.	INDEMNITY IN PROCEEDINGS BY OR IN THE RIGHT OF THE INDEMNIFYING PARTIES

To the fullest extent permitted by applicable law, the Indemnifying Parties shall, jointly and severally, indemnify, hold harmless and exonerate Indemnitee in accordance with the provisions of this Section 5 if Indemnitee was, is, or is threatened in writing to be made, a party to or a participant (as a witness, deponent or otherwise) in any Proceeding by or in the right of the Indemnifying Parties to procure a judgment in its favor by reason of Indemnitee’s Corporate Status. Pursuant to this Section 5, Indemnitee shall be indemnified, held harmless and exonerated against the Expenses actually and reasonably incurred by him or on his behalf in connection with such Proceeding or any claim, issue or matter therein, unless it is established by final adjudication of a court of competent jurisdiction that Indemnitee did not act (a) in good faith, (b) without gross negligence or (c) in a manner he reasonably believed not to be against the interests of the Company. No indemnification, hold harmless or exoneration for Expenses shall be made under this Section 5 in respect of any claim, issue or matter as to which Indemnitee shall have been finally adjudged by final judgement by a court of competent jurisdiction to be liable to the Indemnifying Parties for gross negligence, willful default or actual fraud in the performance of Indemnitee’s duty to the Company.

6.	INDEMNIFICATION FOR EXPENSES OF A PARTY WHO IS WHOLLY OR PARTLY SUCCESSFUL

Notwithstanding any other provisions of this Agreement, to the extent that Indemnitee was or is, by reason of Indemnitee’s Corporate Status, a party to (or a participant in) and is successful, on the merits or otherwise, in any Proceeding or in defense of any claim, issue or matter therein, in whole or in part, the Indemnifying Parties shall, jointly and severally, to the fullest extent permitted by applicable law, indemnify, hold harmless and exonerate Indemnitee against the Expenses actually and reasonably incurred by him in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Indemnifying Parties shall, jointly and severally, to the fullest extent permitted by applicable law, indemnify, hold harmless and exonerate Indemnitee against the Expenses actually and reasonably incurred by him or on his behalf in connection with each claim, including those not successfully resolved in Indemnitee’s favor. If Indemnitee is not wholly successful in such Proceeding, the Indemnifying Parties also shall, jointly and severally, to the fullest extent permitted by applicable law, indemnify, hold harmless and exonerate Indemnitee against the Expenses actually and reasonably incurred in connection with a claim, issue or matter related to any claim, issue or matter, including those not successfully resolved in Indemnitee’s favor. For purposes of this Section 6 and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter. No indemnification, hold harmless or exoneration for Expenses shall be made under this Section 6 in respect of any claim, issue or matter as to which Indemnitee shall have been finally adjudged by final judgement by a court of competent jurisdiction to be liable to the Indemnifying Parties for gross negligence, willful default or actual fraud in the performance of Indemnitee’s duty to the Company.

7.	INDEMNIFICATION FOR EXPENSES OF A WITNESS

Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a witness or deponent in any Proceeding to which Indemnitee is not a party or threatened in writing to be made a party, he shall, to the fullest extent permitted by applicable law, be indemnified, held harmless and exonerated against the Expenses actually and reasonably incurred by him or on his behalf in connection therewith.

8.	ADDITIONAL INDEMNIFICATION, HOLD HARMLESS AND EXONERATION RIGHTS

Notwithstanding any limitation in Sections 4, 5 or 6, the Indemnifying Parties shall, jointly and severally, to the fullest extent permitted by applicable law, indemnify, hold harmless and exonerate Indemnitee if Indemnitee is a party to or threatened in writing to be made a party to any Proceeding (including a Proceeding by or in the right of the Company to procure a judgment in its favor) against the Expenses, judgments, fines, penalties and amounts paid or required to be paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred or to be incurred by Indemnitee in connection with the Proceeding. For the avoidance of doubt, the Indemnifying Parties will, jointly and severally, pay all Expenses, judgments, fines, penalties and amounts required to be paid in settlement or otherwise without requiring Indemnitee to first pay same as a condition precedent to indemnification and advancement of expenses.

9.	CONTRIBUTION IN THE EVENT OF JOINT LIABILITY

9.1	To the fullest extent permissible under applicable law, if the indemnification, hold harmless and/or exoneration rights provided for in this Agreement are unavailable to Indemnitee in whole or in part for any reason whatsoever, the Indemnifying Parties shall, in lieu of indemnifying, holding harmless or exonerating Indemnitee, pay, jointly and severally, the amount incurred by Indemnitee, whether for judgments, liabilities, fines, penalties, amounts paid or to be paid in settlement and/or for reasonable Expenses, in connection with any Proceeding without requiring Indemnitee to contribute to such payment, and the Company hereby waives and relinquishes any right of contribution it may have at any time against Indemnitee.

9.2	The Indemnifying Parties shall not enter any settlement of any Proceeding in which any of the Indemnifying Parties is jointly liable with Indemnitee (or would be if joined in such Proceeding) unless such settlement provides for a full and final release of all claims asserted against Indemnitee.

9.3	The Indemnifying Parties hereby agree to, jointly and severally, fully indemnify, hold harmless and exonerate Indemnitee from any claims for contribution which may be brought by officers, directors or employees of the Company.

10.	EXCLUSIONS

Notwithstanding any provision in this Agreement, the Indemnifying Parties shall not be obligated under this Agreement to make any indemnification, advance expenses, hold harmless or exoneration payment in connection with any claim made against Indemnitee:

(a)	with respect to claims arising from Indemnitee having committed gross negligence, actual fraud or willful deceit;

(b)	for which payment has actually been received by or on behalf of Indemnitee under any insurance policy or other indemnity or advancement provision or otherwise, except with respect to any excess beyond the amount actually received under any insurance policy, contract, agreement, other indemnity or advancement provision or otherwise;

(c)	that has been finally adjudicated for an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law; or

(d)	prior to a Change in Control, in connection with any Proceeding (or any part of any Proceeding) initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Company or its directors, officers, employees or other indemnitees, unless (i) the board of directors of the Company authorized the Proceeding (or any part of any Proceeding) prior to its initiation or (ii) the Indemnifying Parties provide the indemnification, hold harmless or exoneration payment, in its sole discretion, pursuant to the powers vested in the Indemnifying Parties under applicable law. Indemnitee shall seek payments or advances from the Indemnifying Parties only to the extent that such payments or advances are unavailable from any insurance policy of the Indemnifying Parties covering Indemnitee.

11.	ADVANCES OF EXPENSES; DEFENSE OF CLAIM

11.1	Notwithstanding any provision of this Agreement to the contrary, and to the fullest extent not prohibited by applicable law, the Indemnifying Parties shall, jointly and severally, pay the Expenses actually and reasonably incurred by Indemnitee (or reasonably expected by Indemnitee to be incurred by Indemnitee within three months) in connection with any Proceeding within thirty (30) days after the receipt by the Company of a statement or statements requesting such advances from time to time, prior to the final disposition of any Proceeding. Advances shall, to the fullest extent permitted by law, be unsecured and interest free. Advances shall be made without regard to Indemnitee’s ability to repay the Expenses and without regard to Indemnitee’s ultimate entitlement to be indemnified, held harmless or exonerated under the other provisions of this Agreement. Advances shall include any and all actual and reasonable Expenses incurred pursuing a Proceeding to enforce this right of advancement, including Expenses incurred preparing and forwarding statements to the Indemnifying Parties to support the advances claimed. To the fullest extent required by applicable law, such payments of Expenses actually and reasonably incurred in advance of the final disposition of the Proceeding shall be made only upon the Indemnifying Parties’ receipt of an undertaking, by or on behalf of Indemnitee, to repay the advance to the extent that it is ultimately determined and finally adjudicated that Indemnitee is not entitled to be indemnified by the Indemnifying Parties under the provisions of this Agreement, applicable law or otherwise. In addition, for advances of amounts that Indemnitee expects to incur within three months, Indemnitee shall, at the end of such three-month period, provide the Indemnifying Parties with a statement of amounts actually incurred during such three-month period and promptly return to the Indemnifying Parties any and all amounts not incurred or not expected to be incurred in the following three month period. This Section 11.1 shall not apply to any claim made by Indemnitee for which an indemnification, hold harmless or exoneration payment is excluded pursuant to Section 10.

11.2	The Indemnifying Parties will be entitled to participate in the Proceeding at their own expense.

11.3	The Indemnifying Parties shall not settle any action, claim or Proceeding (in whole or in part) which would impose any Expense, judgment, fine, penalty or limitation on Indemnitee without Indemnitee’s prior written consent. The Indemnitee will not unreasonably withhold consent to any proposed settlement; provided that the Indemnitee may withhold consent to any settlement that includes any admission of liability or misconduct by Indemnitee.

11.4	The Indemnitee shall use his reasonable efforts to claim all Expenses from the D&O Tail Insurance. To the extent the Indemnitee has already received an advance of such amounts from the Indemnifying Parties, the Indemnitee shall procure payment of amounts under the D&O Tail Insurance to be made to the Indemnifying Parties or, if such payment is made to the Indemnitee, return such amounts to the Indemnifying Parties within five business days.

12.	PROCEDURE FOR NOTIFICATION AND APPLICATION FOR INDEMNIFICATION

12.1	To the extent it is legally permissible, the Indemnitee agrees to notify promptly the Indemnifying Parties in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification, hold harmless or exoneration rights, or advancement of Expenses covered hereunder. The failure of Indemnitee to so notify the Indemnifying Parties shall not relieve the Indemnifying Parties of any obligation which it may have to Indemnitee under this Agreement except to the extent the Indemnitee failed to notify the Indemnifying Parties in bad faith and an Indemnifying Party was actually and materially prejudiced as a result thereof.

12.2	Indemnitee may deliver to the Indemnifying Parties a written application to indemnify, hold harmless or exonerate Indemnitee in accordance with this Agreement. Such application(s) may be delivered from time to time and at such time(s) as Indemnitee deems appropriate in his or her sole discretion.

13.	PROCEDURE UPON APPLICATION FOR INDEMNIFICATION

13.1	Indemnitee shall be conclusively presumed to be entitled to indemnification under this Agreement unless a determination is made that the Indemnitee is not entitled to indemnification upon a final adjudication by a court of competent jurisdiction.

13.2	If a claim for indemnification or advancement of Expenses under this Agreement is not paid by the Indemnifying Parties within thirty (30) days after receipt by the Indemnifying Parties of written notice thereof, the rights provided by this Agreement shall be enforceable by the Indemnitee in any court of competent jurisdiction. Such judicial proceeding shall be made de novo.

14.	PRESUMPTIONS AND EFFECT OF CERTAIN PROCEEDINGS

14.1	The Indemnifying Parties shall presume that Indemnitee is entitled to indemnification under this Agreement.

14.2	The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he reasonably believed not to be against the interests of the Indemnifying Parties or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.

14.3	For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith if Indemnitee’s action is based on the records or books of account of the Company, including financial statements, or on information supplied to Indemnitee by the directors, managers, managing members, or officers of the Company in the course of their duties, or on the advice of legal counsel for the Company, its board of directors, any committee of the board of directors or any director, trustee, general partner, manager, or managing member or on information or records given or reports made to the Company, its board of directors, any committee of the board of directors or any director, trustee, general partner, manager or managing member by an independent certified public accountant or by an appraiser or other expert selected by the Company, its board of directors, any committee of the board of directors or any director, trustee, general partner, manager or managing member. The provisions of this Section 14.3 shall not be deemed to be exclusive or to limit in any way the other circumstances in which Indemnitee may be deemed or found to have met the applicable standard of conduct set forth in this Agreement. If a court of competent jurisdiction shall determine that the Indemnitee is entitled to any indemnification or advancement of Expenses hereunder, the Indemnifying Parties shall, jointly and severally, pay all Expenses incurred by the Indemnitee in connection with such adjudication (including, but not limited to, any appellate proceedings).

14.4	The knowledge and/or actions, or failure to act, of any other director, officer, trustee, partner, manager, managing member, fiduciary, agent or employee of the Company shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

15.	REMEDIES OF INDEMNITEE

15.1	The Indemnifying Parties shall, jointly and severally, indemnify and hold harmless Indemnitee to the fullest extent permitted by law against all Expenses and, if requested by Indemnitee, shall (within thirty (30) days after the Indemnifying Parties’ receipt of such written request) pay to Indemnitee, to the fullest extent permitted by applicable law, such Expenses which are incurred by Indemnitee in connection with any judicial proceeding brought by Indemnitee (i) to enforce his rights under, or to recover damages for breach of, this Agreement; or (ii) for recovery or advances under the D&O Tail Insurance, provided that, in the case of (i) only, the Indemnitee shall not be entitled to any such Expense if the Indemnitee ultimately is determined to be not entitled to any indemnification, hold harmless or exoneration right, advancement or contribution, as the case may be.

15.2	Interest shall be paid by the Indemnifying Parties to Indemnitee at a rate to be agreed between the Indemnifying Parties in good faith and the Indemnitee for amounts which the Indemnifying Parties indemnify, hold harmless or exonerate, or are obliged to indemnify, hold harmless or exonerate for the period commencing with the date on which Indemnitee requests indemnification, to be held harmless, exonerated, contribution, reimbursement or advancement of any Expenses and ending with the date on which such payment is made to Indemnitee by the Indemnifying Parties.

16.	DEFENSE OF PROCEEDING AND SELECTION OF COUNSEL

In the event the Indemnifying Parties are obligated to advance Expenses to Indemnitee with respect to any Proceeding, the Indemnifying Parties will be entitled to assume the defense of such Proceeding on behalf of Indemnitee upon the delivery to Indemnitee of written notice of its election to do so, along with acknowledgement of the Indemnifying Parties’ obligation to indemnify the Indemnitee for such matter; provided that if the Indemnitee believes, after consultation with counsel selected by the Indemnitee, that (i) the Indemnifying Parties and the Indemnitee have an actual or potential conflict of interest with respect to the Proceeding, (ii) the named parties in any such Proceeding (including any impleaded parties) include the Indemnifying Parties and the Indemnitee and the Indemnitee concludes that there may be one or more legal defenses available to him that are different from or in addition to those available to the Indemnifying Parties or (iii) any such representation of Indemnitee by counsel chosen by the Indemnifying Parties would be precluded under the applicable standards of professional conduct then prevailing, then the Indemnitee will be entitled to advancement of Expenses incurred to retain separate counsel (but not more than one law firm, plus, if applicable, local counsel in respect of any particular claim) at the Indemnifying Parties’ expense. To the fullest extent permitted by applicable law, the Indemnifying Parties’ assumption of the defense of a Proceeding will constitute an irrevocable acknowledgement by the Indemnifying Parties that any Expenses incurred by or for the account of Indemnitee incurred in connection therewith are indemnifiable by the Indemnifying Parties. If the Indemnifying Parties assume the defense of such Proceeding, the Indemnifying Parties shall use reasonable efforts to keep the Indemnitee reasonably informed of the status of such matter.

17.	SECURITY

Notwithstanding anything herein to the contrary, to the extent requested by Indemnitee and approved by the board of directors of the Company and/or PubCo, either or both of the Indemnifying Parties may, at any time and from time to time provide security to Indemnitee for the Indemnifying Parties’ obligations hereunder through an irrevocable bank line of credit, funded trust or other collateral. Any such security, once provided to Indemnitee, may not be revoked or released without the prior written consent of Indemnitee.

18.	NON-EXCLUSIVITY; SURVIVAL OF RIGHTS; INSURANCE; SUBROGATION

18.1	The rights of Indemnitee as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, any agreement, a vote of shareholders or a resolution of directors, or otherwise. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any Proceeding (regardless of when such Proceeding is first threatened, commenced or completed) arising out of, or related to, any action taken or omitted by such Indemnitee in his Corporate Status prior to such amendment, alteration or repeal. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

18.2	In the event of any payment under this Agreement, the Indemnifying Parties shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Indemnifying Parties to bring suit to enforce such rights.

19.	CONTINUATION OF INDEMNIFICATION

All agreements and obligations of the Indemnifying Parties contained herein shall continue during the period Indemnitee serves as a director, officer or employee of the Company and shall continue thereafter so long as Indemnitee shall be subject to any possible Proceeding (including any rights of appeal thereto and any Proceeding commenced by Indemnitee pursuant to Section 15 of this Agreement) by reason of Indemnitee’s Corporate Status, whether or not he is acting in any such capacity at the time any liability or expense is incurred for which indemnification or advancement can be provided under this Agreement.

20.	SEVERABILITY

If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any Section, paragraph or sentence of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; (b) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (c) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any Section, paragraph or sentence of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

21.	ENFORCEMENT AND BINDING EFFECT

21.1	The Indemnifying Parties expressly confirm and agree that they have entered into this Agreement and assumed the obligations imposed on it hereby.

21.2	This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

21.3	The indemnification, hold harmless, exoneration and advancement of expenses rights provided by or granted pursuant to this Agreement shall be binding upon and be enforceable by the parties hereto and their respective successors and assigns (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Indemnifying Parties), shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent of the Company, and shall inure to the benefit of Indemnitee and his or her spouse, assigns, heirs, devisees, executors and administrators and other legal representatives.

21.4	The Indemnifying Parties shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all or a substantial part, of the business and/or assets of the Indemnifying Parties, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Indemnifying Parties would be required to perform if no such succession had taken place.

21.5	The Indemnifying Parties and Indemnitee agree herein that a monetary remedy for breach of this Agreement, at some later date, may be inadequate, impracticable and difficult of proof, and further agree that such breach may cause Indemnitee irreparable harm. Accordingly, the parties hereto agree that Indemnitee may enforce this Agreement by seeking, among other things, injunctive relief and/or specific performance hereof, without any necessity of showing actual damage or irreparable harm and that by seeking injunctive relief and/or specific performance, Indemnitee shall not be precluded from seeking or obtaining any other relief to which he may be entitled. The Indemnifying Parties and Indemnitee further agree that Indemnitee shall be entitled to such specific performance and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, without the necessity of posting bonds or other undertaking in connection therewith. The Indemnifying Parties acknowledge that in the absence of a waiver, a bond or undertaking may be required of Indemnitee by a Court of competent jurisdiction and the Indemnifying Parties hereby waives any such requirement of such a bond or undertaking.

22.	MODIFICATION AND WAIVER

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by the Indemnifying Parties and Indemnitee. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement nor shall any waiver constitute a continuing waiver.

23.	NOTICES

All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) if delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, or (ii) mailed by certified or registered mail with postage prepaid, on the third (3rd) business day after the date on which it is so mailed:

(a)	If to Indemnitee, at the address indicated on the signature page of this Agreement or such other address as Indemnitee shall provide in writing to the Indemnifying Parties.

(b)	If to the Indemnifying Parties, to:

Hotel101 Global Holdings Corp.

20 Cecil Street #04-03

PLUS Building

Singapore 049705

Attn: Marriana H. Yulo

With a copy, which shall not constitute notice, to:

Milbank (Hong Kong) LLP

30/F Alexandra House

18 Chater Road

Central

Hong Kong

Attn: James Grandolfo

Email: jgrandolfo@milbank.com

or to any other address as may have been furnished to Indemnitee in writing by the Indemnifying Parties.

24.	APPLICABLE LAW AND CONSENT TO JURISDICTION

This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the British Virgin Islands, without regard to its conflict of laws rules. The Indemnifying Parties and Indemnitee hereby irrevocably and unconditionally: (a) consent to submit to the jurisdiction of the British Virgin Islands Court for purposes of any action or proceeding arising out of or in connection with this Agreement; (b) waive any objection to the laying of venue of any such action or proceeding in the British Virgin Islands Court; and (c) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the British Virgin Islands Court has been brought in an improper or inconvenient forum, or is subject (in whole or in part) to a jury trial.

25.	IDENTICAL COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

26.	MISCELLANEOUS

Use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

27.	PERIOD OF LIMITATIONS

No legal action shall be brought and no cause of action shall be asserted by or in the right of the Indemnifying Parties against Indemnitee, Indemnitee’s spouse, heirs, executors or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, and any claim or cause of action of the Indemnifying Parties shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two-year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action such shorter period shall govern.

28.	ADDITIONAL ACTS

If for the validation of any of the provisions in this Agreement any act, resolution, approval or other procedure is required, the Indemnifying Parties undertakes to cause such act, resolution, approval or other procedure to be affected or adopted in a manner that will enable the Indemnifying Parties to fulfil their obligations under this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Indemnity Agreement to be signed on the day and year first above written.

JVSPAC ACQUISITION CORP.

By:
	Name:	Albert Wong
	Title:	Director

HOTEL101 GLOBAL HOLDINGS CORP.

By:
	Name:	Marriana Henares YULO
	Title:	Director

By:
	Name:	Rodolfo Ma. Allena Ponferrada
	Title:	Director

[Signature Page to Indemnity Agreement]

INDEMNITEE

By:
	Name:	[●]

	Address:	[●]

[Signature Page to Indemnity Agreement]